Exhibit 99.3

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY [*], HAS
BEEN OMITTED BECAUSE IT IS NOT MATERIAL AND WOULD LIKELY CAUSE COMPETITIVE
HARM TO ALLIANCE VENTURES B.V., RENAULT S.A.S., MITSUBISHI MOTORS CORPORATION AND
NISSAN MOTOR CO., LTD. IF PUBLICLY DISCLOSED.

SIDE LETTER RE WERIDE INVESTMENT

Between

RENAULT S.A.S.

MITSUBISHI MOTORS CORPORATION

NISSAN MOTOR CO., LTD.

And

ALLIANCE VENTURES B.V.

Relating to

the investment in the contemplated issuance of Series C-1 shares in WeRide Inc. through Alliance Ventures B.V.

Dated as of 19 May 2021

THIS SIDE LETTER (the Side Letter) is dated 19 May 2021 and made between:

(1)	Renault s.a.s., a simplified joint stock company (société par actions simplifiée) organized and existing under the laws of the Republic of France, with its registered office at 13-15 Quai Alphonse Le Gallo, 92100 Boulogne-Billancourt, France, registered under number 780 129 987 in the Registry of Commerce and Companies of Nanterre, France (Renault);

(2)	Mitsubishi Motors Corporation, a company organized and existing under the laws of Japan, having its registered office at 1-21, Shibaura 3-chome, Minato-ku, Tokyo 108-8410, Japan, registered with the trade register of Tokyo, Japan (Legal Affairs Bureau Tokyo, Japan) under number 0104-01-029044 (MMC);

(3)	Nissan Motor Co., Ltd., a company organized and existing under the laws of Japan, having its registered office at No. 2 Takaro-cho, Kanagawa-ku Yokohama-shi, Kanagawa 220-8623, Japan, registered with the trade register of Yokohama, Japan (Legal Affairs Bureau Yokohama, Japan) under number 0200-01-031109 (Nissan); and

(4)	Alliance Ventures B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under Dutch law, having its official seat in Amsterdam, the Netherlands, and its registered office address at Boeingavenue 275, 1119PD, Schiphol-Rijk, the Netherlands, registered with the Dutch trade register under number 70350426 (the Company);

Parties (1) through (3) are also jointly referred to as the Shareholders and individually as a Shareholder;

Parties (1) through (4) are also jointly referred to as the Parties and individually as a Party;

WHEREAS:

(A)	the Parties to this Side Letter are a party to the joint venture agreement dated 27 February 2018 as amended and restated by the amended and restated joint venture agreement dated 2 October 2019 (the Joint Venture Agreement). Capitalised terms used but not defined in this Side Letter shall have the meaning given thereto in the Joint Venture Agreement;

(B)	Nissan has expressed its interest in participating in the contemplated issuance of Series C-1 shares in WeRide Inc. (WeRide). WeRide is a Chinese autonomous vehicle start-up that owns advanced level 4 autonomous driving technology. The main reasons for Nissan to participate in the contemplated issuance of Series C-1 shares in WeRide are (i) that WeRide is a unique option to access level 4 autonomous driving technology in China, since WeRide owns competitive level 4 technology and talented engineers, (ii) that WeRide’s CEO promised to make their technology and safety logic open for Nissan to validate it, and (iii) that Nissan, WeRide and an additional partner are contemplating to enter into a joint Robotaxi proof of concept at Suzhou Smart City. Nissan intends to invest USD [*] in the contemplated issuance of Series C-1 shares in WeRide (the Contemplated Investment);

(C)	the Company currently owns Series A shares in WeRide, on the basis of which the Company’s fully diluted ownership is [*]% (including the [*]% of the 2nd tranche of Series A warrants that have a vesting condition on new milestones to be defined), prior to the issuance of Series C-1 shares in WeRide (the Current Investment). Without an additional investment in the contemplated issuance of Series C-1 shares in WeRide, the Company’s ownership (on a fully diluted basis) would decrease to [*]% after the issuance of Series C-1 shares. In case the Contemplated Investment would be held through the Company, the Company’s ownership would be [*]% (on a fully diluted basis). This would reinforce the Company’s commitment towards WeRide, consolidate the position in WeRide and protect the Company’s current board seat in WeRide;

(D)	Renault and MMC indicated that they are not interested to invest in the contemplated issuance of Series C-1 shares in WeRide, but acknowledged that the Contemplated Investment will be held through the Company to strengthen its position vis-à-vis WeRide, whereby the sole risk and benefit in relation to the Contemplated Investment shall be for the account of Nissan;

(E)	the Parties confirmed and agreed that only Nissan will make the Contemplated Investment through the Company, and as a consideration for such Contemplated Investment, Nissan will enjoy any and all rights and benefits, directly or indirectly arising from the Contemplated Investment, subject to the provisions of this Side Letter;

(F)	on 19 May 2021, the Company approved the Contemplated Investment;

(G)	the Shareholders wish to enter into this Side Letter to record each of their rights and obligations in respect of the Contemplated Investment through the Company; and

(H)	the Company is a party to this Side Letter in order to express its agreement to the contents and to accept its obligations under this Side Letter.

IT IS AGREED as follows:

1	Undertakings in relation to the Contemplated Investment through the Company

1.1	Share premium contribution by Nissan and use of such contribution by the Company

1.1.1	The Shareholders acknowledge and agree that Nissan shall contribute USD [*] to the capital of the Company by way of a share premium contribution (agiostorting) (the Contribution). For this purpose, the Parties shall enter into a share premium contribution agreement along the lines of the format as attached to the Joint Venture Agreement as Schedule 10.1.1.

1.1.2	The Company shall use the full amount of the Contribution to invest in the contemplated issuance of Series C-1 shares in WeRide (the Series C-1 Investment). Upon receipt of the Contribution from Nissan, the Company shall invest without delay, as soon as practicable, the full amount of the Contribution in WeRide for the purchase of Series C-1 shares.

1.1.3	The sole risk and benefit in relation to the Series C-1 Investment shall be for the account of Nissan. For the sake of clarity, upon an exit, disposal, transfer or sale, in whole or in part, of the Series C-1 Investment upon Nissan’s direction in accordance with Clause 1.2.2, the full proceeds of such exit, disposal, transfer or sale of the Series C-1 Investment, irrespective of whether such proceeds are higher or lower than the Contribution (for the avoidance of doubt, the initial investment in the amount of the Contribution shall be taken into account in the proceeds), minus any transaction costs related thereto such as tax costs, general expenses and adviser or expert fees, including but not limited to bank charges and counsel fees, agreed to between the Parties, shall be reimbursed by the Company to Nissan and shall be transferred by the Company to Nissan as soon as practicable after such request, to the bank account specified by Nissan in such request.

1.2	Conduct in respect of the Series C-1 Investment

1.2.1	Subject to the fulfilment of the Condition Precedent included in Clause 1.4.1 below, the Parties acknowledge and agree that the Series C-1 Investment shall be solely for the benefit and risk of Nissan (including but not limited to financial benefits and risks) and that the Company shall not exercise any and all rights as shareholder of WeRide that arise from the Series C-1 investment without Nissan’s prior written approval, which approval shall not be unreasonably withheld.

1.2.2	Subject to the provisions of this Side Letter, Nissan is entitled, at its sole discretion and independently from the Company’s and/or the Shareholders’ direction in respect of the Series A shares in WeRide, to exercise any shareholder’s rights on the Series C-1 Investment and to determine any matters in relation to the ownership or the title of the shares in connection with the Series C-1 Investment, including but not limited to the disposal, transfer, sell, assignment, grant of security or waive of any rights in whole or in part of its Series C-1 shares. the Company shall abide by Nissan’s direction with respect to shareholder’s rights in connection with Series C-1 Investment, even if such Nissan’s direction differs from the Company’s direction with respect to Series A shares, unless such action by the Company violates applicable law, including but not limited to such action not being in the corporate interest of the Company as set out in Clause 2:239, paragraph 4, of the Dutch Civil Code, to the extent applicable. The Shareholders and the Company commit to allocate all of the risk and benefit of the Series C-1 Investment to Nissan, and to distribute, in accordance with the proceedings set out in Clause 9 (Dividends) of the Joint Venture Agreement, article 21 (Profits and Distributions) of the Articles of Association and all other provisions in relation to the exercising shareholder’s rights included therein, the proceeds in relation to the Series C-1 Investment to Nissan.

1.2.3	Further, the Parties acknowledge and agree that Nissan shall have the exclusive right to submit a proposal in respect of the person who serves as the board member in WeRide on behalf of the Company (the Board Member), for as long as the Company is entitled to a board seat in WeRide, and provided further that (i) the proposed Board Member is capable of duly representing the interests of the Company and all the Shareholders in WeRide and (ii) the proposal in respect of the Board Member is in accordance with the provisions of the Joint Venture Agreement and the Investment Policy Statement. Subject to this Clause 1.2.3, the Company hereby commits to take the relevant Management Board and, as the case may be, Supervisory Board resolutions in order to implement the proposal in respect of the Board Member.

1.2.4	To the extent permitted by the relevant agreements entered (or to be entered) into between the Company and WeRide, the Board Member will disclose and provide board materials and key board information (including confidential information) in relation to WeRide to the Company, especially for the Company to be able to conduct its duty as regards the Company’s investments in WeRide (both the Current Investment and the Series C-1 Investment).

1.3	No effect on the shareholdings of the Shareholders

The Contribution included in Clause 1.1 above shall not have any effect on the shareholdings of the Shareholders, nor on each individual Shareholder’s entitlement to dividends other than the fact that Nissan shall solely be entitled to any proceeds in relation to the Series C-1 Investment (as set out in Clause 1.2 above).

1.4	Condition Precedent

1.4.1	The entry into force of Side Letter shall be subject to the following condition precedent (opschortende voorwaarde) (the Condition Precedent):

(a)	the Contribution by Nissan in cash in exchange for the issuance to the Company of the Series C-1 shares through the Series C-1 Investment.

1.4.2	Nissan and the Company shall use their best efforts and co-operate in good faith to ensure that the Condition Precedent is satisfied as soon as reasonably possible. If the Condition Precedent is not satisfied by 31 May 2021 or if it becomes clear that the Condition Precedent is incapable of satisfaction, the Parties hereby mutually agree that each Party may, by notice to the other Parties, rescind (ontbinden) this Side Letter with immediate effect. The Party so terminating this Side Letter will not incur any liability as a result thereof. Notwithstanding the recission of this Side Letter, to the extent that the Contribution has been made by Nissan, the Parties commit to cancel the Contribution and the Parties shall procure that the Company shall repay the amount to Nissan.

2	CONTINUITY

2.1	Continuing obligations

2.1.1	The provisions of the Joint Venture Agreement shall, save as supplemented by this Side Letter, continue in full force and effect.

2.1.2	The rights and obligations under the Joint Venture Agreement are not terminated, novated or waived, unless as explicitly otherwise contemplated in this Side Letter.

2.1.3	In the event of any inconsistency between the terms of this Side Letter and the Joint Venture Agreement, the terms of the Side Letter shall prevail.

3	MISCELLANEOUS

3.1	Incorporation of terms

Clauses 1.2 (Interpretation), 13 (Confidentiality), 15 (No Partnership or Agency), 17 (Conflict with Articles of Association), 18.1 (Further assurances), 18.2 (Costs and expenses), 18.3 (Assignment), 18.4 (Entire Agreement), 18.5 (Remedies), 18.6 (Waiver and variation), 18.7 (No third party beneficiaries), 18.8 (Severability) and 18.9 (Notices) of the Joint Venture Agreement shall be incorporated into this Side Letter (with such conforming changes as the context requires) as if set out in full in this Side Letter but so that each reference in those clauses to ‘this Agreement’ shall be read as a reference to ‘this Side Letter’.

3.2	Governing Law and Jurisdiction

3.2.1	This Side Letter and any obligations arising out of or in connection with it are governed by and shall be construed in accordance with the laws of the Netherlands.

3.2.2	Before arbitration proceedings, other than for urgent interim or protective measures, may be commenced or the Independent Expert procedure may be initiated under Clause 12.3 of the Joint Venture Agreement in respect of any disputes arising out of or in connection with this Side Letter, the Parties shall first endeavour to resolve such dispute in accordance with Clause 6 of the Joint Venture Agreement.

3.2.3	Except as expressly otherwise provided in this Side Letter and subject to Clause 3.2.2, any disputes arising out of or in connection with this Side Letter, including regarding the existence or validity of this Side Letter, and any obligations arising out of or in connection with this Side Letter, shall, unless settled on an amicable and unanimous basis as described in Clause 6 of the Joint Venture Agreement, be finally settled by arbitration in The Hague in the English language under the Rules of Conciliation and Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said Rules. Each Shareholder hereto will be bound by the arbitration award rendered. The arbitration proceedings, including the arbitration award rendered, shall be confidential.

3.3	Counterparts

This Side Letter may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Side Letter.

This SIDE LETTER has been entered into on the date stated at the beginning of this Side Letter.

SIGNATURE PAGE

Signed for and on behalf of Renault

/s/ Luca de Meo
Name:	Luca de Meo
Title:	Chairman of the Board

Signed by and on behalf of MMC

/s/ Takao Kato
Name:	Takao Kato
Title:	President & CEO

Signed by and on behalf of Nissan

/s/ Makoto Uchida
Name:	Makoto Uchida
Title:	Chief Executive Officer

Signed by and on behalf of the Company

/s/ Veronique Sarlat Depotte
Name:	Veronique Sarlat-Depotte
Title:	Chairman